Exhibit 2

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR C41TELE 108	Quarter Ended	31-03-2007

Category Code	Category	No. of Shares Held	% of Shareholding

I	CONTROLLING/STRATEGIC HOLDINGS

A	BASED IN INDIA
1	Indian Individuals/HUFs & Relatives
2	Indian Corporate Bodies/ Trusts/ Partnerships
3	Persons Acting in Concert (also include Suppliers/ Customers)
4	Other Directors & Relatives (other than in 1 above)
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)
6	Banks/Financial Institutions
7	Central/ State Govt.
8	Central/ State Govt. Institutions
9	Venture Funds/ Private Equity Funds
Sub Total A

B	BASED OVERSEAS
10	Foreign Individuals (including FDI)
11	Foreign Corporate Bodies (including FDI)
12	Non Resident Indians (Individuals)
13	Non Resident Indian Corporate Bodies
Sub Total B

C	GDRs/ADRs/ ADSs
Sub Total C

D	GOVT OF INDIA AS PROMOTER	354372740	56.25
	Sub Total D	354372740	56.25

E	ANY OTHER SHARES LOCKED-IN (except covered above)
Sub Total E

	Sub Total I	354372740	56.25
….contd

II	FREE FLOAT	No. of Shares Held	% of Shareholding

A	BASED IN INDIA
1	Indian Individuals/HUFs	21080378	3.35
2	Indian Corporate Bodies/Trusts/Partnerships	17142495	2.72
3	Independent Directors & Relatives
4	Present Employees
5	Banks/Financial Institutions	113928064	18.08
6	Central/State Govt.
7	Central/ State Govt. Institutions
8	Insurance Companies		0.00
9	Mutual Funds	30164714	4.79
10	Venture Funds/ Private Equity Funds
11	Customers
12	Suppliers
	Sub Total A	182315651	28.94

B	BASED OVERSEAS
13	Foreign Individuals
14	Foreign Corporate Bodies
15	Foreign Institutional Investors (SEBI-registered)	53572168	8.50
16	Non Resident Indians (Individuals)	739147	0.12
17	Non Resident Indian Corporate Bodies
	Sub Total B	54311315	8.62

C	GDRs/ADRs/ADSs	38074587	6.04
	Sub Total C	38074587	6.04

D	OTHERS (Clearing Members)	827453	0.13
	(Trust)	98254	0.02
	Sub Total D	925707	0.15

	Sub Total II	275627260	43.75

	Grand Total	630000000	100.00

BROAD SUMMARY OF HOLDINGS	No. of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	354372740	56.25
Total Free-float	275627260	43.75
Grand Total	630000000	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No. of Shares Held	% of Shareholding
Total Domestic Holding	537614098	85.34
Total Foreign Holding	92385902	14.66
Grand Total	630000000	100.00

NOTE:
In future:
* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.
* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company :		MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code	MAHANGR TELE 108	Quarter Ended	31-03-2007

Sl. no.	Holders Name	No. of Shares Held	% of Shareholding	Category Code
1	PRESIDENT OF INDIA	354372740	56.25	D

FORM C
FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

Scrip Code	MAHANGR TELE 108	Quarter Ended	31-03-2007

Sl. no.	Holders Name	No. of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	98794917	15.68	A-8
2	THE BANK OF NEW YORK	35735682	5.67	C
3	MORGAN STANLEY DEAN WITTER	18859522	2.99	B-15
	MAURITIUS COMPANY LTD.
4	Reliance Capital Trustee Co. Ltd A/C Reliance Equity Fund	10300939	1.64	B-15